
February 13, 2020

Cameron Reynolds
Chief Executive Officer
VolitionRx Ltd.
13215 Bee Cave Parkway
Suite 125, Galleria Oaks B
Austin, TX 78738

> **Re: VolitionRx Ltd.**
> **Registration Statement on Form S-3**
> **Filed February 7, 2020**
> **File No. 333-236335**

Dear Mr. Reynolds:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marc Alcser